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                           May 19, 2020

       Alon Mualem
       Chief Financial Officer
       ELTEK LTD
       20 Ben Zion Gelis Street
       Sgoola Industrial Zone
       Petach Tikva 4927920, Israel

                                                        Re: ELTEK LTD
                                                            Form 20-F For the
Year Ended December 31, 2019
                                                            Filed April 27,
2020
                                                            File No. 000-28884

       Dear Mr. Mualem:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F For the Year Ended December 31, 2019

       Item 15. Controls and Procedures, page 73

   1. The evaluation of your disclosure controls and procedures and internal control over financial reporting
should be as of the end of the period covered by the report. In this regard, we noted that
you have assessed and concluded on the effectiveness of your internal control over
financial reporting as of December 31, 2018. We also note that you do not identify the
version of the COSO framework you used to evaluate the effectiveness of your internal
control over financial reporting. Please amend your Form 20-F to comply with the requirements
of Item 308 of Regulation S-X. You may provide an abbreviated amendment that includes
a cover page, explanatory note, the complete text of Item 15, a signature page and the
required officer certifications.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Alon Mualem
ELTEK LTD
May 19, 2020
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.



FirstName LastNameAlon Mualem                             Sincerely,
Comapany NameELTEK LTD
                                                          Division of
Corporation Finance
May 19, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName